Exhibit (m)(2)
SHAREHOLDER SERVICES PLAN
CLASS A, CLASS B, CLASS C, CLASS R AND CLASS W SHARES
     WHEREAS, Morgan Stanley Series Funds (the “Trust”) is engaged in business as an open-end management investment company and is registered as such under the investment Company Act of 1940 (the “Act”); and
     WHEREAS, the Trust has separate series, each of which is a separate pool of assets with its own investment policies (each a “Fund” and collectively the “Funds”) and each Fund may be divided into multiple separate classes including Class A, Class B, Class C, Class R and Class W; and
     WHEREAS, the Trust desires to adopt a Shareholder Services Plan under Rule 12b-1 (“Plan”) with respect to Class A, Class B, Class C, Class R and Class W shares of each Fund of the Trust listed on Schedule A, as may be amended from time to time, and the Trust’s Board of Trustees (“Board”), including those Board members who are not “interested persons” of the Trust and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (“Independent Board Members”), have determined that there is a reasonable likelihood that adoption of the Plan will benefit each Fund of the Trust and its shareholders; and
     WHEREAS, the Trust and Morgan Stanley Distributors Inc. (the Distributor” have entered into a Distribution Agreement (the “Distribution Agreement”) pursuant to which the Trust employs the Distributor in such capacity during the continuous offering of Class A, Class B, Class C, Class R and Class W shares of each Fund of the Trust.
     NOW, THEREFORE, the Trust hereby adopts, and the Distributor hereby agrees to the terms of, this Plan on the following terms and conditions with respect to Class A, Class B, Class C, Class R and Class W shares of each Fund of the Trust:
     1. The Trust may pay to the Distributor and other affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries, as compensation for the provision of services to shareholders, a service fee up to 0.25% on an annualized basis of the average daily net assets of Class A, Class B, Class C, Class R and Class W shares of each Fund. Such fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Trust and the Distributor shall mutually agree.
     2. The service fee may be paid for the provision of “personal service and/or the maintenance of shareholder accounts” as provided for in Section 2830(b)(9) of the Financial Industry Regulatory Authority (“FINRA”) Conduct Rules, including (i) expenditures for overhead and other expenses of the Distributor and other affiliated and unaffiliated broker-dealers, (ii) telephone and other communications expenses relating to the provision of shareholder services and (iii) compensation to and expenses of financial advisors and other employees of the Distributor and other affiliated and unaffiliated broker-dealers for the provision of shareholder services (collectively, the “Services”). If FINRA amends the definition of “service fee” or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.

     3. This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Board and (b) the Independent Board members, cast in person at a meeting (or meetings) called for the purpose of voting on such approval.
     4. This Plan shall continue in full force and effect for a period of one year from the effective date hereof (or, in the case of any Fund added to Schedule A of this Agreement after the date hereof, for an initial period of one year from the date such Fund is added), and for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3.
     5. The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended with respect to the Services. The Distributor shall submit to the Board only information regarding amounts expended for the Services in support of the service fee payable hereunder.
     6. This Plan may be terminated at any time with respect to the Class A, Class B, Class C, Class R or Class W shares, respectively, of any Fund by the vote of a majority of the Independent Board Members or by vote of a majority of the outstanding voting securities of the applicable Class of the Fund.
     7. This Plan may not be amended to increase materially the amount payable hereunder by a Fund for Class A, Class B, Class C, Class R or Class W shares, respectively, unless such amendment is approved by a vote of at least a majority (as defined in the 1940 Act) of the outstanding voting securities of the applicable Class of the Fund. In the event a proposal to increase materially the amount payable for Class A is submitted separately to Class A shareholders, Class B shareholders have the right to vote on such proposal. No material amendment to this Plan shall be made unless approved in the manner provided in paragraph 3 hereof.
     8. While this Plan is in effect, the selection and nomination of those Board members who are not “interested persons” (as defined in the Act) of the Trust shall be committed to the discretion of the Board members then in office who are not “interested persons” (as defined in the Act) of the Trust.
     9. The Distributor may direct that all or any part of the amounts receivable by it under this Plan be paid directly to its affiliates or other broker-dealers, financial institutions and/or intermediaries that provide shareholder services. All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of the Conduct Rules of FINRA.
     10. The Trust shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.
     11. This Plan only relates to Class A, Class B, Class C, Class R and Class W shares of each Fund and the fees determined in accordance with paragraph 1 hereof shall be based upon the average daily net assets of the Fund attributable to each Class. No Fund of the Trust shall be responsible for the obligations of any other Fund of the Trust.

     IN WITNESS WHEREOF, the Trust and the Distributor have executed this Plan as of the day and year set forth below in New York, New York.
Dated: September 26, 2007

Attest:	MORGAN STANLEY SERIES FUNDS

/s/ Mary E. Mullin	By: /s/ Ronald E. Robison
Mary E. Mullin	Ronald E. Robison
President and Principal Executive Officer

Attest:	MORGAN STANLEY DISTRIBUTORS INC.

/s/ Joseph C. Benedetti	By: /s/ Michael P. Kiley
Joseph C. Benedetti	Michael P. Kiley
President

SCHEDULE A
ADOPTING FUNDS
(updated as of November 11, 2009)
Morgan Stanley Commodities Alpha Fund
Morgan Stanley Alternative Opportunities Fund*

*	Does not offer Class B shares.